UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2026

XY Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

740 13th Street #224

San Diego, California 92101

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Certificate of Amendment

On March 30, 2026, XY Labs, Inc. (the “Company”), filed a certificate of amendment to the Company’s Certificate of Incorporation, as amended (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect the Reverse Stock Split (as defined below).

Reverse Stock Split

The Company effected a one-for-ten-thousand (1:10,000) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding shares of its common stock effective as of March 31, 2026. As a result, every ten thousand (10,000) shares of each class or series of the Company’s issued and outstanding common stock were automatically reclassified and combined into one (1) validly issued, fully paid, and non-assessable share of the same class or series, without increasing or decreasing the par value per share. The Reverse Stock Split was approved by the Company’s Board of Directors as well as holders of a majority of the Company’s outstanding common stock.

Following the Reverse Stock Split, no fractional shares will be issued. Stockholders who would otherwise be entitled to receive fractional shares will instead be entitled to receive a cash payment at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the current fair market value of the Common Stock, as determined by a third-party valuation firm and approved by the Board of Directors, which was determined to be $0.08 per share.

Stockholders are not required to take any action in connection with the Reverse Stock Split. Stockholders holding their shares in book-entry form will see the adjustments automatically reflected in their accounts.

Exhibit No.	Description
2.1	Certificate of Amendment of XY Labs, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY LABS, INC.

Date: March 31, 2026	By:	/s/ Arie Trouw
Arie Trouw Chairman and Chief Executive Officer